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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67514

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blue Sand Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11810 Grand Park Ave, Ste 500
(No. and Street)

Bethesda	MD	20852
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company LLC
(Name – if individual, state last, first, and middle name)

PO Box 27877	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nelson Cooney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Sand Securities LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PAULINEUS S RODRIQUES
Notary Public - State of Maryland
Howard County
My Commission Expires Dec 2, 2028

Signature:

Title: Managing Partner

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see **17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2)**, as applicable.*

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
March 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents



BAUER & COMPANY audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Blue Sand Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Blue Sand Securities, LLC as of March 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blue Sand Securities, LLC as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Blue Sand Securities, LLC's management. Our responsibility is to express an opinion on Blue Sand Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blue Sand Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Blue Sand Securities, LLC's auditor since 2015.

Austin, Texas
June 27, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
March 31, 2025

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	1,814,645
Receivable from related parties		950
Prepaid pension		443,304
Prepaid expense		17,797
TOTAL CURRENT ASSETS		2,276,696
Net fixed assets		2,296
TOTAL ASSETS	$	2,278,992

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	258,957
Due to member	$	105,078
TOTAL CURRENT LIABILITIES		364,035
TOTAL LIABILITIES		364,035
MEMBERS' EQUITY		1,914,957
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,278,992

The accompanying notes to the financial statements are integral part of these financial statements

2

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
March 31, 2025

(1)   Description of business

Blue Sand Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company ("LLC") formed on August 30, 2006. The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff.

The Company is a third-party marketer of hedge funds, introducing institutional and accredited investors to hedge funds with which the Company has entered into marketing agreements. The Company's offices are located in, Florida, Maryland, Arizona, New York, and Massachusetts. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2)   Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Segment Reporting – The Company follows Accounting Standards 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Revenue Recognition –Revenue from contracts with customers includes management fees and retainers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Management fees- The Company has made an accounting policy election that revenue is recognized when the fees are received as it is considered by management to be a more accurate reflection of the Company's revenue The Company acts a placement agent for asset management companies and its management fees is often a referral fee or a percentage the management fees asset management companies derive from client assets under management. The transaction price is not deemed to be determinable as the Company receives management fees in arrears, which can be several quarters behind. Therefore, the Company is unable to accurately estimate the management fees it is expected to receive.

Retainer fees-Retainer fees are recognized on an accrual basis and included in income upon completion of the performance obligation in accordance with the contract upon receipt from client. Retainer fees originate from the execution of an engagement letter with a client. Upon execution of the engagement letter the advisory services are provided throughout the month to assist their client in determining the hedge funds that would be best suited for them. General activities and tasks included within the Company's promise to provide these monthly services include research, preparing materials, identifying potential hedge funds and completing client meetings with recommendations. Retainer fees are billed and recognized monthly as these activities are performed over a period of time. The engagement letter also contains the agreed fixed monthly amount of each non-refundable retainer.

There is no deferred revenue for open contracts as of March 31, 2025.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Accounts receivable – Accounts receivable represents management fee and retainers due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts.

Fixed assets – Fixed assets are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Furniture, fixtures and equipment are depreciated

over 7 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company is subject to Massachusetts state and New York City local taxes, which are based on income earned. .

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of March 31, 2025.

Fair Value Measurements - The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and

(2)   Summary of significant accounting policies (continued)

Liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expense, investments, commission's payable and accrued expenses, approximate their fair values due to their short maturities.

Recent Accounting Pronouncements – Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(3)   Fixed Assets

Fixed assets consist of the following at March 31, 2025:

Furniture, fixtures and equipment	$37,957
Less accumulated depreciation	(35,661)
Total	$ 2,296

Depreciation expense charged to operations was $1,378 for the year ended March 31, 2025.

(4)   Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The balance was $17,797 as of March 31, 2025.

(5)   Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At March 31, 2025, the Company had net capital of $1,450,610 which was $1,426,341 in excess of its required net capital of $24,269. The ratio of aggregated indebtedness to net capital at March 31, 2025 was .251 to 1

(6)   Commitments and contingencies

Leases

In July, 2021, the Company entered into a 3-year operating lease. The Company recorded a total operating lease liability and right of use asset of $75,871. The Company measures its lease liability at the net present value of the remaining lease payments. The rate implicit in the Company's lease is not readily determinable; therefore, in order to value the Company's lease liability, the Company uses an incremental borrowing rate which reflects the fixed rate at which the Company could borrow a similar amount for the

same term, and with similar collateral as in the lease at commencement date. The Company used a rate of 1.5% to determine the lease liability. The weighted average lease term is 2.6 years.

Rent expense was $ 47,957 for the year ended March 31, 2025.

At March 31, 2025, the Company has no non-cancellable operating lease commitments.

As of March 31, 2025 the Company's office lease has remaining term of less than 1 year. The lease includes early termination and/or extension options; however, exercise of these options are at the Company's sole discretion.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

(7) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

The Company had four customers that represented approximately 18%,15%, 14% and 10% respectively of the Company's revenues for the year ended March 31, 2025.

(8) Pension Plan

In 2014, the Company adopted a defined benefit pension plan. All employees and partners not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21.

Participants are fully vested upon completing three years of service, excluding years with less than 1,000 hours. The pension benefit is payable for the life of the participant and begins on the normal retirement date, which is 62 years old.

Selected financial information for the pension plan is as follows:

	2025
Change in projected benefit liability	
Liability at April 1, 2024	$ 4,531,385
Interest cost	221,687
Contribution credits	122,303
Liability at March 31, 2025	$ 4,875,375

Change in fair value of plan assets	
Fair value at April 1, 2024	$4,874,843
Actual return on plan assets	285,178
Employer contributions	158,658
Fair value at March 31, 2025	$5,318,679
Pension asset	$ 443,304

The components of benefit expense are as follows for the year ended March 31, 2025:

Components of benefit expense:	
Service Cost	($7,091)
Interest cost	221,687
Benefit expense	$ 214,596

The following table provides the weighted-average assumptions used to determine projected benefit liability and benefit expense for the pension plan as of March 31, 2025:

Weighted-average assumptions

Liability discount rate	5.07%
Expected return on plan assets	5.24%

Plan Assets

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a well-diversified portfolio of equity and high-quality debt securities to achieve the long-term expectations.

The expected long-term rate of return on plan assets is 4.95%.

Plan assets measured at fair value as of March 31, 2025 are categorized consistently by level as follows:

	Total	Level 1	Level 2	Level 3
Cash	$1,625,920	$1,625,920	$ -	$ -
Hedge fund	3,692,759	-	-	3,692,759
Total	$ 5,318,679	$ 1,625,920	-	$3,692,759

The changes in Level 3 plan assets are as follows during the year ended March 31, 2025:

Beginning balance at April 1, 2024	$ 3,721,455
Purchases	210,060
Unrealized loss	(238,756)
Ending balance at March 31, 2025	$ 3,692,759

Related Party Transactions

At March 31, 2025, the Company had a receivable from a related party of $950. In addition, the Company owed a member $105,077.

Subsequent events

The Company has evaluated subsequent events through June 27, 2025, the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

In April, 2025 the Company paid the member $105,077 to satisfy the related party payable. There are no additional subsequent events requiring recognition or disclosure.